Faegre Drinker Biddle & Reath LLP

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December 22, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher R. Bellacicco

Re: RiverNorth Managed Duration Municipal Income Fund II, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-274452; 811-23713); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on October 12, 2023 and October 13, 2023, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No.1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	The Staff notes that the Fund’s annual report as of the fiscal year ended June 30, 2022 states:

“RiverNorth (and not the Fund) has agreed to pay all of the Fund's organizational and offering costs. As a result, organizational expenses and offering costs are not reflected in the Fund's financial statements. The Fund is not obligated to repay any such organizational expenses or offering costs paid by RiverNorth.”

The Staff also notes that the Fund’s annual report as of the fiscal year ended June 30, 2023 includes a line item for “Deferred offering costs” on the Statement of Assets and Liabilities. Please supplementally explain this line item given the statement included in the Fund’s annual report as of the fiscal year ended June 30, 2022.

The Registrant confirms that the organizational expenses and offering costs for the Fund’s initial public offering were paid by RiverNorth and notes that the “Deferred offering costs” included on the Statement of Assets and Liabilities in the annual report as of the fiscal year ended June 30, 2023 represent prepaid offering costs for the Fund’s current shelf and ATM offering.

2.	The Prospectus states that the Fund treats investments in TOB Residuals issued by a tender option bond trust as derivatives in compliance with Rule 18f-4 under the 1940 Act. However, the Staff notes that the Fund’s Financial Highlights show the asset coverage ratios with respect to floating rate obligations. Please supplementally confirm how the Fund is treating the TOB transactions.

The Fund confirms that the TOB transactions are treated as derivatives in compliance with Rule 18f-4 under the 1940 Act. The Fund notes that the asset coverage ratios with respect to floating rate obligations in the Fund’s Financial Highlights will be removed in future shareholder reports.

3.	The Staff notes that the Fund’s expense structure appears to be a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please supplementally describe if the Adviser is current with all payments to the Fund’s service providers. Additionally, please supplementally describe if the agreements filed with the Commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

The Fund confirms that the Adviser is current on all payments to the Fund’s service providers.

The Fund further confirms that with respect to its agreements with its service providers, such as the Administration Agreement, Custodian Agreement and Transfer Agency Agreement, the Fund is contractually responsible to pay for such services. It is possible that the Fund could be held liable for these expenses if the Adviser were to default. However, the Adviser is contractually obligated to pay these expenses of the Fund, and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

4.	The Staff notes that the leverage costs included in the fee table are consistent with the average floating rate obligations throughout the year ended June 30, 2023 and the daily weighted average interest rate, while the fee table indicates it is based on interest rates in effect at June 30, 2023. Please update the footnote to align with the information included in the fee table. Please also supplementally explain how the higher obligations outstanding at June 30, 2023 and the interest rate in effect at June 30, 2023 are incorporated into the fee table and if a higher amount of leverage cost should be reflected in the fee table. Please revise the fee table as appropriate.

The Registrant confirms the fee table will be updated, as applicable, in the Revised Registration Statement.

5.	Please update the table under footnote 8 of the fee table, as appropriate, to include the “Other Expenses” line item.

The Fund will update the disclosure accordingly.

6.	The Staff notes that the following sentence is included under the Effects of Leverage section on page 32 of the Prospectus: “Assuming the Fund’s leverage costs remain as described above (at an assumed annual cost of 3.14% of the principal amount outstanding) the annual return that the Fund’s portfolio must experience (net of expenses) in order to cover its leverage costs would be 1.25%.” Please supplementally explain this sentence.

The Registrant notes that the calculation of the 1.25% return is the assumed cost of leverage multiplied by the leverage ratio (3.14% * 40%). In a similar vein, if the Fund has a return of 1.25% on Managed Assets and incurs a cost of leverage of 3.14% on 40% of managed assets, then the net return is zero. “Managed Assets” means the total assets of the Fund, including assets attributable to leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding).

DISCLOSURE

7.	Please update the following sentence to a more recent date: “The net asset value of the Fund’s common stock on June 30, 2023 was $17.24 per share, and the last sale price of the Fund’s common stock on the NYSE on such date was $16.04.”

The requested change has been made in the Revised Registration Statement.

8.	Please remove “(as a percentage of offering price)” from the fee table.

The requested change has been made in the Revised Registration Statement.

9.	The Staff notes the following sentence included in the fee table: “The expenses shown in the table under “Other Expenses” and “Total Annual Expenses” are based in part on estimated amounts for the Fund’s 12 months of operations after June 30, 2023, unless otherwise indicated and assumes that the Fund has not issued any additional Common Shares.” Please supplementally discuss what the estimated amounts were based on.

The Fund confirms that the figures included in the Fee Table are based on the Fund’s capital structure as of June 30, 2023, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

10.	Please confirm if the Fund has taken actions to reduce any discount and briefly describe the effects of the measures taken, as applicable, under the Market and Net Asset Value Information section as required by Item 8.5 on Form N-2.

The Fund confirms that it has not yet taken actions to reduce any discount. The Fund will add the following disclosure under the Market and Net Asset Value Information section of the Revised Registration Statement:

In recognition of the possibility that Common Shares might trade at a discount to NAV, the Board of Directors may consider one or more actions that might be taken to seek to reduce or eliminate any material discount from NAV in respect of Common Shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company. The Board of Directors may decide not to take any of these actions in the future. In addition, there can be no assurance any of these actions, or others, if undertaken, will reduce market discount. See “Repurchase of Shares,” “Conversion to Open-End Fund” and “Limited Term and Eligible Tender Offer.”

11.	Under the Market and Net Asset Value Information section:

a.	Please include the information for September 30, 2023 in the table.
b.	Please also update the following sentence as of a more recent date: “The last reported sale price, net asset value per share and percentage discount to net asset value per share of the common shares as of June 30, 2023 were $16.04, $17.24, and - 6.96%, respectively. As of that same date, the Fund had 8,455,000 common shares outstanding and net assets of the Fund were $145,746,116.

The Registrant has revised the disclosure accordingly.

12.	Please update the following sentence as of a more recent date: “As of February 28, 2023, RiverNorth managed approximately $5.106 billion for registered open-end management investment companies, registered closed-end management investment companies and private investment vehicles.”

The Registrant has revised the disclosure accordingly.

13.	Please confirm and add, as applicable, the following sentence under the “Description of the Fund’s Securities—Common Stock” section: “The Common Shares issued in the offering are fully paid and non-assessable.”

The Registrant has revised the disclosure accordingly.

14.	The Staff notes the following sentence on page 90 of the Prospectus: “In addition to cash purchases, the Fund may allow Securities to be purchased by tendering payment in-kind in the form of shares of stock, bonds or other securities, including shares of other investment companies.
a.	Please supplementally explain the details of such in-kind sales.
b.	Please supplementally explain whether investors may redeem such purchases in-kind and describe this process.

a.	In addition to cash purchases, the Fund intends to offer the opportunity for investors to acquire newly issued shares of the Fund by exchanging shares of a pre-approved “Pooled Investment Vehicle” for shares of the Fund. The “Pooled Investment Vehicles” offered for exchange must be consistent with the Fund’s investment strategy and meet certain other parameters set by the Adviser. Such parameters may include, but are not limited to, (i) a minimum underlying fund asset size, (ii) an acceptable premium/discount to net asset value level, and (iii) acceptable institutional ownership. In-kind purchases would also be limited by regulatory constraints on the Fund’s (combined with the Fund’s affiliates) total aggregated ownership. The Adviser reserves the right to refuse, limit or prorate any request to purchase the Fund’s shares in-kind. Examples of “Pooled Investment Vehicles” include closed-end funds, business development companies and related securities. The Adviser currently expects that in-kind purchases for the Fund would be limited to in-kind exchanges for shares of other municipal closed-end funds.

b.	It is not anticipated that the Fund would allow for in-kind redemptions as closed-end funds typically do not have a redemption feature as shares are either sold on the secondary market or sold back to the fund through a tender offer or share repurchase program. The Fund confirms that any tender offers or share repurchases would be cash transactions.

15.	In reference to the use of “stabilizing bids” on page 92 of the Prospectus:

a.	Please disclose whether such stabilizing bids will occur within 60 days of the offering and what would trigger an underwriter to place such stabilizing bid.

b.	Please also supplementally explain how this activity will comply with the anti-manipulation provisions of Rule 102 and Rule 104 of Regulation M or explain why such activity is permitted under Regulation M.

a.	The Registrant has included the following language in the Revised Registration Statement to disclose the type of transactions in which an underwriter may engage in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the timing of such transactions:

Any underwriter may engage in overallotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Overallotment involves sales in excess of the offering size, which create a short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Stabilizing transactions may occur when the demand for the shares of an offering is less than expected.

•	Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the overallotment option or in the open market after the distribution is completed, to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions.

Any underwriters that are qualified market makers on the NYSE may engage in passive market making transactions in our shares on NYSE in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

b.	The Registrant confirms that any stabilizing activity utilized by an underwriter will be in accordance with Regulation M under the Exchange Act. In addition, the Registrant confirms that tailored disclosure specific to the underwriter used in any offering requiring a supplement will be included within the applicable Prospectus Supplement.

16.	Please include the disclosure required under Rule 481(e) of the Securities Act of 1933, as amended, or explain why such disclosure is not necessary.

The requested change has been made in the Revised Registration Statement.

17.	Please update the following sentence on the cover page of the Statement of Additional Information to include references to subscription rights to purchase preferred shares and common and preferred shares: “This Statement of Additional Information (“SAI”) relates to the Fund’s (i) shares of common stock, $0.0001 par value per share (the “Common Shares” and holders of such Common Shares, “Common Shareholders”), (ii) shares of preferred stock (the “Preferred Shares”) and (iii) subscription rights to purchase Common Shares (“Rights” and, together with the Common Shares and Preferred Shares, “Securities”)”

The Registrant has revised the disclosure accordingly.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams